DREYFUS PREMIER GNMA FUND

Statement of Investments
September 30, 2004 (Unaudited)

Bonds and Notes -	101.1%	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed-	**93.6%**		
Government National Mortgage Association I:			
5%		23,410,000 a	23,285,459
5.5%, 3/15/2033-1/15/2034		32,592,260	33,256,711
6%, 2/15/2029-9/15/2034		29,441,108	30,618,355
6.5%, 11/15/2007-10/15/2033		13,703,987	14,494,967
7.5%, 2/15/2022-12/15/2023		888,560	962,200
8%, 4/15/2008-12/15/2022		1,436,831	1,549,844
8.5%, 10/15/2016-11/15/2022		575,005	637,228
9%, 11/15/2019-12/15/2022		457,239	516,534
9.5%, 5/15/2018-1/15/2025		321,820	365,408
Project Loans:			
6.32%, 10/15/2033		1,450,710	1,536,325
6.45%, 8/15/2033		1,128,611	1,177,801
6.5%, 7/15/2033		886,697	926,761
6.625%, 11/15/2033		1,644,129	1,717,370
Government National Mortgage Association II:			
3%, 7/20/2030-8/20/2030		509,803 b	512,051
3.375%, 4/20/2030-6/20/2032		3,255,133 b	3,308,869
4%, 7/20/2032		840,320 b	862,126
5.5%		16,636,000 a	16,916,733
6.5%, 5/20/2031		3,651,092	3,850,734
7%, 1/20/2028-4/20/2032		4,624,306	4,923,168
7.5%, 9/20/2030		34,169	36,668
9%, 7/20/2025		278,045	312,192
			141,767,504
U.S. Government-	**7.5%**		
U.S. Treasury Notes,			
7.875%, 11/15/2004		11,300,000 c,d	**11,388,253**
Total Bonds and Notes			
(cost $ 153,436,733)			**153,155,757**
Short-Term Investments-	**3.4%**		
U.S. Treasury Bills:			
1.33%, 10/14/2004		1,750,000	1,749,072
1.37%, 10/28/2004		2,650,000	2,647,111
1.49%, 12/2/2004		750,000	747,953
Total Short-Term Investments			
(cost $ 5,144,509)			**5,144,136**

Investment of Cash Collateral for Securities Loaned -	6.7%	Shares	Value($)
Registered Investment Company,			

Dreyfus Institutional Cash Advantage Plus Fund
(cost $ 10,119,533)   10,119,533 e   **10,119,533**

Total Investments		
(cost $ 168,700,775)	**111.2 %**	**168,419,426**
Liabilities, Less Cash and Receivables	**(11.2) %**	**(16,976,515)**
Net Assets	**100.0 %**	**151,442,911**

(a)   Purchased on a forward commitment basis.
(b)   Variable rate security-interest rate subject to periodic change.
(c)   Partially held by a broker as collateral for open financial futures positions.
(d)   A portion of this security is on loan. At September 30, 2004, the total market value of the fund's security on
        loan is $ 9,632,648 and the total market value of the collateral held by the fund is $ 10,119,533
(e)   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by
reference to the annual and semi annual reports previously filed with the Securities and Exchange
Commission on Form N-CSR.

DREYFUS PREMIER GNMA FUND

Statement of Financial Futures
September 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	3	337,875	December 2004	750
U.S. Treasury 30 Year Bonds	63	7,069,781	December 2004	54,633
Financial Futures Short				
U.S. Treasury 5 Year Notes	182	20,156,500	December 2004	30,781
				86,164